August 31, 2011

VIA EDGAR

Mr. Kieran Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     GuideStone Funds

— Defensive Market Strategies Fund

Class GS2 and Class GS4

(File Nos. 333-53432 and 811-10263)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Brown:

The following are responses to the comments that we received from you by telephone on August 2, 2011 regarding Post-Effective Amendment No. 31 (“PEA 31”) to the Registration Statement on Form N-1A for GuideStone Funds (“Registrant”) on behalf of Defensive Market Strategies Fund (“Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on June 17, 2011. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 31.

The changes to the Fund’s prospectus as described below are included in Post-Effective Amendment No. 32 to the Registrant’s Registration Statement, filed on August 30, 2011.

Prospectus

1.	Please delete the “Fee waiver & expense reimbursement” line in the Fee Table, and the corresponding footnote discussing the Fund’s expense limitation, if the Fund’s expenses have not reached the fee cap.

The Registrant has deleted the “Fee waiver & expense reimbursement” line and the “Net Annual Operating Expenses” line in the Fee Table, and has moved the information contained in the accompanying footnote to page 13 of the prospectus in the section captioned “Management of the Fund.”

Securities and Exchange Commission

August 31, 2011

2.	Under the “Principal Investment Strategies” section on page 5 of the prospectus, please clarify the second sentence of the first bullet point of that section as to whether the Fund intends to make a distinction between the “equity market” and the “broader equity market.”

The Registrant does not intend to make a distinction between the “equity market,” and the “broader equity market.” The Registrant has revised the sentence to delete the word “broader.”

3.	Please explain to the staff supplementally why the “Long Only Equity Strategy” and the “Convertible Bond Strategy” included under the caption “Principal Investment Strategies” on page 5 of the prospectus are defensive strategies.

Each of the Long Only Equity Strategy, the Convertible Bond Strategy, and the Long-Short Equity Strategy (which is discussed in more detail in response to comment number four infra) has defensive elements. Each of the strategies is designed to work collectively with the others – like the legs of a stool – to achieve the Fund’s ultimate investment objective: long term capital appreciation with reduced volatility compared to the equity markets.

The “Long Only Equity Strategy” has two components, each of which has defensive elements. The “U.S. defensive equity” component focuses on quality companies with strong fundamentals, which have historically had less volatility compared to the broader equity market. Put another way, the component focuses on building a more risk-balanced portfolio, while avoiding a higher market-cap weighted approach of a typical equity index. The “value yield” component focuses on high dividend yielding stocks, which have historically had a dampening effect on overall volatility, while providing an enhanced yield to investors.

The “Convertible Bond Strategy” utilizes convertible bonds, which are inherently defensive as compared to equities. A convertible bond is debt that converts to equity when the price of the issuer’s stock reaches the bond’s conversion price. As the stock price increases towards the bond’s conversion price, the bond trades more and more like a stock. As the stock price decreases, the convertible security trades more like debt until it reaches its “floor” at which point it trades at its straight value as a bond. The strategy seeks to purchase convertible bonds at a slight investment premium to their straight bond value “floor,” which further limits downside losses (assuming no default). The strategy is expected to have significantly less market exposure than equities. (The strategy has historically had a beta of .4 compared to the equity market’s beta of 1.0.)

Securities and Exchange Commission

August 31, 2011

4.	Please explain whether the Fund’s Long-Short Equity Strategy will utilize a market neutral strategy to reinvest the proceeds from short sales into additional unrelated long positions. If this strategy is not market neutral, please explain how this strategy is considered defensive.

The Registrant understands the phrase “market neutrality” to mean a zero to low correlation to the equity market. The Long-Short Equity Strategy is not designed to be market neutral. The Long-Short Equity Strategy is designed not to eliminate market correlation (i.e., directional movement similar to the market), but rather to minimize the sensitivity to the equities market. The strategy may involve unrelated long positions and short positions; however the strategy will be very diversified across both industries and sectors and will have hundreds of positions. The resulting diversification is intended to give a “net” exposure (i.e., long positions minus short positions) that results in the portfolio having an approximate market exposure well below the broader market. Expressed in terms of beta, the market has a beta of 1.0; the Long-Short Equity Strategy is anticipated to have a beta of approximately 0.2 to 0.3, based on the sub-advisor’s past experience, and may achieve a much lower sensitivity. The Long-Short Equity Strategy also provides for stop-loss provisions, which provides enhanced defensive, downside protection.

Again, as noted in response to comment number 3, the Long-Short Equity Strategy is designed to work in concert with the other two strategies, and is not designed to be a stand-alone investment program.

5.	For the second to last paragraph of the “Principal Investment Strategies” section on page 5 of the prospectus discussing derivative instruments used by the Fund, please be mindful of the SEC’s Staff’s letter to the Investment Company Institute dated July 30, 2010 regarding derivatives related disclosure by investment companies.

In a letter to the Investment Company Institute (“ICI”) dated July 30, 2010, Barry Miller the Associate Director of the Division of Investment Management’s Office of Legal and Disclosure outlined certain staff concerns with industry disclosure of derivatives. In particular, the staff noted its concern with registrants providing derivatives disclosure that was either too brief and generic, or that was too long and complex. The staff stated its view that appropriate derivatives disclosure will be “tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.” The disclosure “should describe the purpose that the derivatives are intended to serve in the portfolio... and the extent to which derivatives are expected to be used.” Funds should avoid enumerating a generic “laundry list” of derivatives.

Securities and Exchange Commission

August 31, 2011

The Registrant has reviewed its currently proposed derivatives disclosure, and it believes that the disclosure as presently written addresses the staff’s concerns as set forth in its letter to the ICI. The Registrant does not disclose every derivative in which it can invest; there are a number of other derivative instruments listed in its statement of additional information that are not discussed in the prospectus. The Registrant carefully describes the specific, principal purposes for which the derivatives will be used. The Registrant believes that the current disclosure, its scope, specificity, and location in the principal investment strategies effectively identifies the purpose and extent of its proposed derivative usage. The Registrant does not believe any change to the current disclosure is required at this time.

Statement of Additional Information (“SAI”)

6.	Under “Portfolio Manager Compensation” beginning on page 61, please provide the relevant benchmarks used to measure the Fund’s performance utilized by the following sub-advisers: American Century Investment Management Inc., TCW Investment Management Company and Turner Investment Partners, Inc.

The Registrant has included the relevant benchmarks for each of the sub-advisers referenced above.

7.	Under “Portfolio Manager Compensation” beginning on page 61, please discuss when the benchmarks listed by BlackRock Financial Management in the second paragraph under “Discretionary Incentive Compensation” on page 63 would be used.

The Registrant has revised the paragraph to indicate that the performance benchmarks are used as a factor in determining the relevant portfolio mangers’ compensation.

*        *        *        *        *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

Securities and Exchange Commission

August 31, 2011

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9220.

Sincerely,

/s/ Eric S. Purple

cc:         Melanie Childers

GuideStone Capital Management

Donald Smith

K&L Gates LLP